

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2013

Via E-mail
Ms. Alison S. Rand
EVP and Chief Financial Officer
Primerica, Inc.
3120 Breckinridge Blvd.
Duluth, GA 3009

> **Re: Primerica, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 001-34680**

Dear Ms. Rand:

We have reviewed your December 2, 2013 response to our November 19, 2013 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Liquidity and Capital Resources
Off-balance sheet arrangements, page 70

1. In your response to our comment, you indicate that you believe the primary risk associated with your captives strategy is the potential impact if you had to discontinue the strategy and no longer had an efficient method of financing the redundant portion of XXX reserves associated with term life insurance policies issued in the future, and that this risk impacts your ability to continue redeploying future capital to the Parent Company. Please provide us proposed MD&A disclosure to be included in future periodic reports that explains the consequences of the uncertainty regarding continuing your captives strategy, and its expected effects on future operations, financial position and liquidity. To the extent that you do not believe that disclosure is required, please provide us your analysis of Section 501.02 of the Financial Reporting Codification, regarding prospective information that supports your conclusion. In particular, address

the two assessments management must make regarding a known trend, demand, commitment, event or uncertainty.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant